UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2026.

Commission File Number 001-41056

DEFI TECHNOLOGIES INC.

(Translation of registrant's name into English)

Suite 2400, 333 Bay Street, Toronto, Ontario, Canada M5H 2T6

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

☐	Form 20-F ☒ Form 40-F

EXHIBIT INDEX

Exhibit Number	Description
99.1	New Release dated May 4, 2026 - DeFi Technologies Announces Shareholder Call to Discuss Q1 2026 Financial Results

DEFI TECHNOLOGIES INC.
(Registrant)

Date: May 4, 2026	By	/s/ Kenny Choi
Kenny Choi Corporate Secretary